Exhibit E

GOLDEN OASIS EXPLORATION CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTER ENDED APRIL 30, 2008 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION’S AUDITORS.

GOLDEN OASIS EXPLORATION CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

ASSETS	April 30,	July 31,
	2008	2007

Current
Cash and equivalents	$436,031	$777,667
Short term investments	-	502,324
Prepaid expenses and deposits	14,963	16,226
Goods and services tax receivable	12,150	15,054

	463,144	1,311,271
Equipment and leaseholds – Note 3	24,235	28,423
Reclamation Bond	66,821	66,821
Resource properties – Notes 4 and 6	2,887,291	1,951,578

	$3,441,491	$3,358,093

LIABILITIES

Current
Accounts payable and accrued liabilities	$29,283	$42,722
Asset retirement obligation – Note 4	59,664	27,005

	88,947	69,727

SHAREHOLDERS’ EQUITY

Share capital – Notes 4, 5 and 6	4,551,009	4,183,285
Contributed Surplus – Note 5	780,754	746,718
Deficit	(1,979,219)	(1,641,637)

	3,352,544	3,288,366

	$3,441,491	$3,358,093

Nature of Operations – Note 1
Commitments – Notes 4, 5 and 7
Subsequent event – Note 8

APPROVED BY THE DIRECTORS:

(sgd) “Robert Eadie”	Director	(sgd) “Gary Arca”	Director

GOLDEN OASIS EXPLORATION CORP.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
for the three and nine months ended April 30, 2008 and 2007
(Stated in Canadian Dollars)
(Unaudited)

	Three months		Nine months
	ended April 30,		ended April 30,
	2008	2007	2008	2007

Expenses
Accounting and audit fees	$10,265	$1,603	$14,575	$7,153
Amortization	1,877	1,994	5,267	5,980
Bank charges and interest	189	49	1,174	178
Consulting fees – Note 6	15,965	15,781	49,481	62,356
Insurance	3,354	2,700	9,921	8,150
Legal fees	10,490	10,875	28,101	11,994
Management fees – Note 6	18,000	18,000	54,000	48,000
Office and miscellaneous	14,843	17,470	59,918	74,635
Rent	5,902	3,835	17,206	11,372
Shareholder communications	12,149	9,522	40,438	142,227
Stock-based compensation	20,760	-	20,760	-
Transfer agent and filing fees	11,825	7,255	21,549	33,861
Travel	4,567	10,425	17,097	52,894

Loss for the period before other items	(130,186)	(99,509)	(339,487)	(458,800)
Other items
Foreign exchange gain (loss)	1,166	(4,867)	(5,173)	(8,114)
Interest and investment income	755	8,549	7,078	64,156

	1,921	3,681	1,905	56,042

Net loss for the period	$(128,265)	$(95,827)	$(337,582)	$(402,758)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of shares outstanding	18,165,582	17,754,471	18,075,639	17,705,387

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three and nine months ended April 30, 2008 and 2007
(Stated in Canadian Dollars)
(Unaudited)

	Three months		Nine months
	ended April 30,		ended April 30,
	2008	2007	2008	2007

Cash Flows from Operating Activities
Net loss for the period	$(128,265)	$(95,827)	$(337,582)	$(402,758)
Non-cash item:
Amortization	1,877	1,994	5,267	5,980
Stock-based compensation	20,760	-	20,760	-
Foreign exchange	605	-	(982)	-

	(105,023)	(93,833)	(312,537)	(396,778)
Changes in non-cash working capital items:
Prepaid expenses and deposits	(2,750)	5,159	1,263	1,993
Goods and services tax receivable	(4,415)	4,332	2,904	6,094
Accounts payable and accrued liabilities	9,402	924	(13,439)	(14,435)

	(97,286)	(83,418)	(321,809)	(403,126)

Cash Flows used in Investing Activities
Resource properties	(24,943)	(139,969)	(800,072)	(850,420)
Equipment and leaseholds	(1,079)	-	(1,079)	(3,828)

	(26,022)	(139,969)	(801,151)	(854,248)

Cash Flows from Financing Activity
Short term investments	-	-	502,324	-
Issuance of common shares	300,000	-	300,000	-
Share issue costs	(21,000)	-	(21,000)	-

	279,000	-	781,324	-

Increase (decrease) in cash and equivalents	155,692	(223,387)	(341,636)	(1,257,374)

Cash and equivalents, beginning of period	280,339	2,152,204	777,667	3,186,191

Cash and equivalents, end of period	$436,031	$1,928,817	$436,031	$1,928,817

Supplementary disclosure of cash flow
information
Cash paid for:
Interest	$-	$-	$-	$-

Income taxes	$-	$-	$-	$-

Non-cash Transactions – Note 4 and 5

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
for the period November 2, 2004 (Date of Incorporation) to April 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

				Contributed
		Shares	Amount	Surplus	Deficit	Total

Issued for cash
At incorporation	– at $1.00	1	$1	$-	$-	$1
Pursuant to private placements:	– at $0.01	3,000,000	30,000	-	-	30,000
	– at $0.10	4,710,000	471,000	-	-	471,000
Net loss for the period ended July 31, 2005		-	-	-	(77,962)	(77,962)

Balance, July 31, 2005		7,710,001	501,001	-	(77,962)	423,039
Issued for cash pursuant to:
Initial Public Offering	– at $0.40	4,000,000	1,600,000	-	-	1,600,000
Private placements	– at $0.10	20,000	2,000	-	-	2,000
	– at $0.25	314,000	78,500	-	-	78,500
	– at $0.45	5,150,000	2,317,500	-	-	2,317,500
Exercise of agent’s warrants	– at $0.50	8,750	4,375	-	-	4,375
Issued for agent’s commission		251,720	106,274	-	-	106,274
Agent’s warrants commission charge		-	564,912	-	-	564,912
Share issue costs			(1,093,277)			(1,093,277)
Issued for resource property rights	– at $0.40	100,000	40,000			40,000
Stock-based compensation charge		-	-	746,718	-	746,718
Net loss for the year ended July 31, 2006		-	-	-	(1,100,574)	(1,100,574)

Balance, July 31, 2006		17,554,471	4,121,285	746,718	(1,178,536)	3,689,467
Issued for resource property rights	– at $0.31	200,000	62,000	-	-	62,000
Net loss for the year ended July 31, 2007		-	-	-	(463,101)	(463,101)

Balance, July 31, 2007		17,754,471	4,183,285	746,718	(1,641,637)	3,288,366
Issued for cash pursuant to:
Private placement	– at $0.15	2,000,000	300,000	-	-	300,000
Share issue costs		-	(21,000)	-	-	(21,000)
Agents’ warrants commission charge		-	(13,276)	13,276	-	-
Issued for resource property rights	– at $0.34	300,000	102,000	-	-	102,000
Stock-based compensation		-	-	20,760	-	20,760
Net loss for the period ended April 30, 2008		-	-	-	(337,582)	(337,582)

Balance, April 30, 2008		20,054,471	$4,551,009	$780,754	$(1,979,219)	$3,352,544

SEE ACCOMPANYING NOTES

GOLDEN OASIS EXPLORATION CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited)

Note 1	Nature and Continuance of Operations

The Company was incorporated on November 2, 2004 under the British Columbia Business Corporations Act as 0707729 B.C. Ltd. and changed its name to Golden Oasis Exploration Corp. on February 18, 2005. The Company completed an Initial Public Offering (“IPO”) on February 27, 2006 and began trading on the TSX Venture Exchange (the “Exchange”) as a publicly listed entity.

The Company is in the exploration stage and has entered into mining option agreements in respect of mineral properties in the United States of America. The recoverability of amounts from the properties will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying properties, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the properties and upon future profitable production or proceeds from the sale thereof. The outcome of these matters cannot be predicted with any certainty at this time.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at April 30, 2008, the Company had not yet achieved profitable operations and has accumulated losses of $1,979,219 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements. Working capital at April 30, 2008 was $433,861, however this may not be adequate to meet the Company’s obligations over the next twelve months. If required, it is anticipated that any additional funding will be in the form of equity financing from the sale of common shares, however there is no guarantee that funding from such financings will be available in amounts sufficient to meet the commitments of the Company.

Note 2	Interim Reporting

While the information presented in the accompanying interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods of their application as the July 31, 2007 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company’s July 2007 annual financial statements.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 2

Note 3	Equipment and Leaseholds

		April 30, 2008
		Accumulated
	Cost	Amortization	Net

Computer equipment	$11,073	$7,716	$3,357
Furniture and equipment	26,980	10,051	16,929
Leasehold improvements	11,285	7,336	3,949

	$49,338	$25,103	$24,235

		July 31, 2007
		Accumulated
	Cost	Amortization	Net

Computer equipment	$9,995	$6,280	$3,715
Furniture and equipment	26,980	7,914	19,066
Leasehold improvements	11,285	5,643	5,642

	$48,260	$19,837	$28,423

Note 4	Resource Properties

a)	Summary of Resource Properties

	Nine months ended April 30, 2008
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$308,555	$1,574,230	$68,793	$1,951,578

Resource properties – acquisition costs	101,918	101,918	-	203,836

Resource properties – deferred expenditures
Claim staking costs	37,605	-	-	37,605
Claim maintenance fees	18,324	22,463	7,899	48,686
Drilling	-	292,460	106,878	399,338
Geological consulting	15,199	75,013	33,738	123,950
Geophysics	-	74,621	3,232	77,853
Site restoration	-	-	33,641	33,641
Surveying	-	-	8,136	8,136
Travel	238	1,330	1,100	2,668

	71,366	465,887	194,624	731,877

Balance, end of period	$481,839	$2,142,035	$263,417	$2,887,291

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 3

Note 4	Resource Properties – (cont’d)

a)	Summary of Resource Properties – (cont’d)

		Year ended July 31, 2007
	Lone
	Ranch	Toiyabe	Empress	Total

Balance, beginning of period	$89,662	$343,731	-	$433,393

Resource properties – acquisition costs	64,639	64,639	13,892	143,170

Resource properties – deferred expenditures
Claim staking costs	-	-	22,439	22,439
Claim maintenance fees	-	32,921	-	32,921
Drilling	-	868,097	-	868,097
Geological consulting	28,221	107,477	18,967	154,665
Geophysics	79,565	50,736	4,236	134,537
Geology	31,012	64,168	9,259	104,439
Site Restoration	-	27,005	-	27,005
Travel	15,456	15,456	-	30,912

	154,254	1,165,860	54,901	1,375,015

Balance, end of year	$308,555	$1,574,230	$68,793	$1,951,578

b)	Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties.

Included in the carrying value of the mineral properties is $60,646 representing an estimate of a liability for asset retirement obligations that arose as a result of drilling activities during fiscal 2008 and 2007 on the Toiyabe and Empress Properties. The fair value of the liability of $60,646 was determined to be equal to the estimated drill site remediation costs. As at April 30, 2008, the Company has not commenced development at any property and, accordingly, a reasonable estimate of the timing of the cash flows cannot be made.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 4

Note 4	Resource Properties – (cont’d)

b)	Environmental Protection Practices – (cont’d)

During fiscal year July 31, 2006, the Company posted non-interest bearing bonds of $27,794 (US$24,577) with the State of Nevada government mineral resource agencies as security for these obligations. During fiscal year July 31, 2007, the Company posted additional non-interest bearing bonds of $39,027 (US$35,000).

c)	Lone Ranch

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% net smelter royalty (“NSR”), in 54 mining claims located in Ferry County, Washington State, United States of America (“Lone Ranch”). Consideration for the interest is US$510,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 400,000 common shares of the Company and the Company must incur exploration expenditures of US$1,400,000 on the property as follows:

Consideration:

- US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;
- US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;
- US$45,000 (paid) and 150,000 common shares (issued) by August 15, 2007;
- US$60,000 and 100,000 common shares by August 15, 2008;
- US$80,000 by August 15, 2009;
- US$100,000 by August 15, 2010; and
- US$170,000 by August 15, 2011.

Exploration Expenditures:

- US$50,000 by August 15, 2006 (incurred);
- US$125,000 by August 15, 2007 (incurred);
- US$175,000 by August 15, 2008;
- US$275,000 by August 15, 2009;
- US$350,000 by August 15, 2010; and
- US$425,000 by August 15, 2011.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$1,500,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

During the period ended January 31, 2008, the Company staked an additional 83 claims in the areas surrounding the Lone Ranch Property.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 5

Note 4	Resource Properties – (cont’d)

d)	Toiyabe

Pursuant to an option agreement dated January 23, 2005 and amended May 15, 2005 and November 30, 2005, the Company has the right to acquire a 100% undivided interest, subject to a 3% NSR, in 165 mining claims located in Lander County, Nevada, United States of America (“Toiyabe”). Consideration for the interest is US$1,000,000, reimbursement of the optionor’s costs associated with the acquisition of the property, issuance of 500,000 common shares of the Company and the Company must incur exploration expenditures of US$2,500,000 on the property as follows:

Consideration:

- US$25,000 (paid) and 50,000 common shares (issued) upon regulatory approval;
- US$30,000 (paid) and 100,000 common shares (issued) by August 15, 2006;
- US$45,000 (paid) and 150,000 common shares (issued) by August 15, 2007;
- US$60,000 and 200,000 common shares by August 15, 2008;
- US$80,000 by August 15, 2009;
- US$100,000 by August 15, 2010;
- US$120,000 by August 15, 2011;
- US$140,000 by August 15, 2012; and
- US$400,000 by August 15, 2013.

Exploration Expenditures:

- US$125,000 by August 15, 2006 (incurred);
- US$175,000 by August 15, 2007 (incurred);
- US$200,000 by August 15, 2008 (incurred);
- US$275,000 by August 15, 2009 (incurred);
- US$325,000 by August 15, 2010 (incurred);
- US$375,000 by August 15, 2011 (incurred);
- US$400,000 by August 15, 2012; and
- US$625,000 by August 15, 2013.

The optionor has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. If the Company does not incur the exploration expenditures as specified, the unpaid portions are to be paid to the optionor.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 6

Note 4	Resource Properties – (cont’d)

e)	Empress

Pursuant to a property option agreement dated April 17, 2006, a company with a director in common (“Optionee”) had the right to acquire a 100% undivided interest in mining claims located in Esmeralda County, Nevada, United States of America (“Empress”). By an assignment of mineral property option agreement dated February 20, 2007, the Company has been assigned the right to acquire a 100% undivided interest in Empress and agreed to be bound by the terms of the April 17, 2006 agreement. In consideration for the interest the Optionee will retain a 3% NSR, and was reimbursed US$6,000 in acquisition costs and US$2,000 in mapping costs incurred. Consideration to the Optionor for the interest is US$546,000, payable as follows:

Consideration:

	-	US$6,000 by April 30, 2007 (paid);
	-	US$10,000 by April 30, 2008;
	-	US$15,000 by April 30, 2009
	-	US$15,000 by April 30, 2010; and
	-	US$500,000 by April 30,2011.

The Optionee has also granted the Company the right to purchase up to one-half of the NSR (or 1.5%) on the basis of US$2,000,000 per each 1% of the royalty. The company must elect to complete any purchase of the NSR within the 60 days of the completion of a positive production study.

Note 5	Share Capital

a)	Authorized:

Unlimited common shares without par value

b)	Escrow Shares:

As of April 30, 2008, the Company has 990,000 shares held in escrow. Their release being subject to the policies of the Exchange.

c)	Private Placement

During the nine months ended April 30, 2008, the Company completed a non-brokered private placement of 2,000,000 shares at a price of $0.15 per share for proceeds of $300,000.

The Company paid cash commissions of $21,000 and issued warrants entitling the agents to purchase up to 210,000 common shares of the Company at a price of $0.15 per share until April 25, 2009. The agents’ options include an early expiry feature which the Company may trigger should the common shares of the Company close above $0.40 for a minimum period of ten (10) trading days on the Exchange.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 7

Note 5	Share Capital – (cont’d)

d)	Stock Options and Stock-based Compensation

The Company approved a share option plan which allows for options to be granted of up to 10% of the outstanding shares. The options will be exercisable for a maximum of 5 years from the date of grant.

The Company has granted directors and employees common stock purchase options. Each stock option allows the holder to purchase one share of the Company at the exercise price.

Summary of stock option activities is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Outstanding and exercisable at July 31, 2006	1,733,000	$0.50
Granted	-	-
Cancelled	(13,000)	$0.65

Options outstanding and exercisable at July 31, 2007	1,720,000	$0.50
Granted	220,000	$0.20
Cancelled	(135,000)	$0.65

Options outstanding and exercisable at April 30, 2008	1,805,000	$0.45

Outstanding and exercisable stock options at April 30, 2008 are as follows:

	Average Remaining	Weighted Average
Number	Contractual Life	Exercise Price
Outstanding	(in Years)	Per Share

800,000	2.54	$0.40
403,000	2.84	$0.50
517,000	2.93	$0.65
220,000	4.87	$0.20

1,805,000	2.97	$0.45

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 8

Note 5	Share Capital – (cont’d)

d)	Stock Options and Stock-based Compensation – (cont’d)

The fair value the stock options granted to directors and consultants during the nine months ended April 30, 2008 was $20,760. This fair value amount has been recorded in the statement of operations, was credited to contributed surplus and has been excluded form the statement of cash flows. The Company uses the Black Scholes option pricing model to estimate the fair value of the options at each grant date using the following weighted average assumptions for the period ended April 30, 2008:

Dividend yield	Nil
Annualized volatility	99%
Risk-free interest rate	3.35%
Expected life	5 years

e)	Warrants

The fair value of the 210,000 agents’ warrants issued pursuant to the private placement was estimated to be $13,276 using the Black-Scholes fair value pricing model with the following assumptions at date of issue:

Dividend yield	Nil
Annualized volatility	95%
Risk-free interest rate	2.63%
Expected life	1 year

Based on the above, the fair value of the 210,000 agents’ warrants has been recorded in share capital and credited to contributed surplus on the balance sheet.

Summary of share warrant activity is as follows:

		Weighted
	Number	Average
	of	Exercise
	Shares	Price
Balance outstanding at July 31, 2007 and 2006	6,458,110	$0.53
Issued	210,000	$0.15
Expired	(6,458,110)	$0.53

Balance outstanding at April 30, 2008	210,000	$0.15

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 9

Note 5	Share Capital – (cont’d)

e)	Warrants – (cont’d)

As at April 30, 2008, the following share purchase warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
210,000	$0.15	April 25, 2009

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

Note 6	Related Party Transactions

The Company incurred the following costs with directors and companies controlled by directors of the Company:

	Nine Months
	Ended April 30,
	2008	2007

Consulting	$22,500	$45,000
Management fees	54,000	48,000
Resource properties – property payments	101,835	67,278
– geological consulting	51,911	57,046

	$230,246	$217,324

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

During the period ended April 30, 2008, the Company issued 300,000 shares to a company controlled by a director pursuant to resource property acquisition agreements (Note 4) at a fair value of $102,000.

During the year ended July 31, 2007 the Company issued 200,000 shares to a Company controlled by a director pursuant to resource property acquisition agreements at a value of $62,000.

Golden Oasis Exploration Corp.
Notes to the Interim Consolidated Financial Statements
April 30, 2008
(Stated in Canadian Dollars)
(Unaudited) – Page 10

Note 7	Commitments

The Company entered into a lease agreement for its premises expiring in February, 2010, which requires future lease payments during the Company’s fiscal years as follows:

July 2008	$15,012
2009	15,012
2010	8,757

$38,781

Note 8	Subsequent event

Subsequent to January 31, 2008 the Company granted 200,000 incentive stock options to directors, officers and consultants, exercisable at a price of $0.20 per share for a period of five years.